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                            February 17, 2022

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Acquisition I Corp.
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Acquisition I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2022
                                                            File No. 333-262457

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2021 letter.

       Registration Statement on Form S-1

       Financial Statements
       Notes to Financial Statements, page F-6

   1. It appears that you previously provided disclosures regarding your proposed offering and private placement of
your common shares and your plans to pursue
                                                        a business combination.
Tell us why you believe these disclosures are no longer
                                                        necessary.
       General

   2. We note your risk factor at page 56 and added disclosure at page 122 state that your amended and
restated certificate of incorporation will contain an exclusive forum
 Dongfeng Wang
Prime Number Acquisition I Corp.
February 17, 2022
Page 2
       provision requiring that derivative actions be brought in the Court of Chancery in the State of Delaware, with certain exceptions that include those claims arising under the Securities
       Act, "as to which the federal district court for the District of Delaware shall, to the fullest extent permitted by the applicable law, be the sole and exclusive forum[]." However, we further note that Article XIII of your Form of Amended and Restated Certificate of
       Incorporation states that, "to the fullest extent permitted by the applicable law, the federal district courts of the United States of America for the District of Delaware and the Court
       of Chancery of the State of Delaware shall have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933."
       Please revise or advise.
3. We note your response to prior comment three, that Prime Number Capital LLC does not intend to and will not engage in market-making activities in the Company s securities.
       However, footnote 4 to your revised fee table still indicates an additional indeterminate amount of securities are being registered solely for certain market making transactions.
       Please revise or advise.
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameDongfeng Wang
                                                              Division of
Corporation Finance
Comapany NamePrime Number Acquisition I Corp.
                                                              Office of Energy
& Transportation
February 17, 2022 Page 2
cc:       Arila Zhou
FirstName LastName